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                           July 8, 2021

       Angeliki Frangou
       Chief Executive Officer
       Navios Maritime Holdings Inc.
       Strathvale House, 90 N Church Street
       P.O. Box 309, Grand Cayman
       KY1-1104 Cayman Islands

                                                        Re: Navios Maritime
Holdings Inc.
                                                            Registration
Statement on Form F-1
                                                            Filed July 1, 2021
                                                            File No. 333-257606

       Dear Ms. Frangou:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Liz
Packebusch at (202) 551-8749 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Energy & Transportation
       cc:                                              Mark Hayek